UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102			Page 2 of 14

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 49,763,704

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 49,763,704

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 3 of 14

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 342,305

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 342,305

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 4 of 14

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,711,177

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,711,177

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 5 of 14

1.	Name of Reporting Person: ESL Investments, Inc., a Delaware corportion		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,235

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 182,235

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 6 of 14

1.	Name of Reporting Person: CBL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1526810

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,819,389

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,819,389

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 7 of 14

1.	Name of Reporting Person: Tynan LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,717

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,717

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 8 of 14

1.	Name of Reporting Person: ESL Investment Management, LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 95,673

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 95,673

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 9 of 14

1.	Name of Reporting Person: Edward S. Lampert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

CUSIP No. 05329W102			Page 10 of 14

1.	Name of Reporting Person: William C. Crowley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,918,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 266,602,330 Shares outstanding as of July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

     This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements certain Items of the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), ESL Investment Management, LLC, a Delaware limited liability company (“ESLIM”), Edward S. Lampert and William C. Crowley, both U.S. citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On July 27, 2004, ESL purchased 192,800 Shares in open market transactions for aggregate consideration of approximately $2,986,935 using working capital. On July 28, 2004, ESL purchased 497,142 Shares in open market transactions for aggregate consideration of approximately $7,747,212 using working capital, and Investors purchased 29,958 Shares in open market transactions for aggregate consideration of approximately $466,850 using working capital.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) The Filings Persons may be deemed to beneficially own 75,918,200 Shares (which represents approximately 28.5% of the Shares outstanding on July 26, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
(b)	Power	Power	Power	Power
ESL Partners, L.P.	49,763,704	0	49,763,704	0
ESL Institutional Partners, L.P.	342,305	0	342,305	0
ESL Investors, L.L.C.	16,711,177	0	16,711,177	0
ESL Investments, Inc.	182,235	0	182,235	0
CBL Partners, L.P.	8,819,389	0	8,819,389	0
Tynan, LLC	3,717	0	3,717	0
ESL Investment Management, LLC	95,673	0	95,673	0
Edward S. Lampert	0	0	0	0
William C. Crowley	0	0	0	0

     (c) Except as set forth herein, there have been no transactions in the Shares by any of the Filing Persons since the most recent filing of Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby supplemented as follows:

     ESL and the Issuer have an understanding pursuant to which, to the extent that ESL and the Issuer express an interest in purchasing Shares from third parties from time to time, each would refrain from purchasing Shares from third parties on certain days determined in advance, in order to ensure that both the Issuer and ESL are not purchasing Shares on the same day. ESL may notify the Issuer if ESL decides not to purchase Shares on any particular day. There can be no assurance that ESL will purchase Shares or, if it purchases Shares, that it will continue to do so.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: August 4, 2004

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., its general partner
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley
Member

ESL INVESTMENTS, INC.

By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., its manager
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

TYNAN, LLC

By:	/s/ William C. Crowley

William C. Crowley
Member

ESL INVESTMENT MANAGEMENT, LLC

By:	/s/ William C. Crowley

William C. Crowley
Member

/s/ Edward S. Lampert

EDWARD S. LAMPERT

/s/ William C. Crowley

WILLIAM C. CROWLEY

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of July 1, 2004, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investments, Inc., CBL Partners, L.P., Tynan, LLC, ESL Investment Management, LLC, ESL Limited, KP I Partners, L.P., KP II Partners, L.P., Edward S. Lampert and William C. Crowley (incorporated by reference from Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 6, 2004).